SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION (15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-10816
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
MGIC PROFIT SHARING AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202
Exhibit Index on Page 22

MGIC PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of net assets available for benefits at December 31, 2008 and 2007	4

Statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007	5

Notes to financial statements	6-15

ADDITIONAL INFORMATION: *

Form 5500, Schedule H Financial Information Part I — (unaudited) Asset and Liability Statement at December 31, 2008 and 2007	16-17

Form 5500, Schedule H Financial Information Part II — (unaudited) Income and Expense Statement for the year ended December 31, 2008	17-18

Form 5500 Schedule H Financial Information Part III — (unaudited) Accountant’s Opinion	18

Form 5500 Schedule H Financial Information Part IV — (unaudited) Transactions during Plan year	19

Form 5500, Schedule H Part IV, Item I — Schedule of Assets (Held At End of Year), December 31, 2008	20
EX-23

*	Other schedules required by the Department of Labor have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
MGIC Profit Sharing and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MGIC Profit Sharing and Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2009

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2008 and December 31, 2007

	2008	2007
Assets:
Investments: (See Note 3)

Mutual funds	$113,931,700	$189,942,935
Employer stock	5,338,394	16,138,017
US Bank Stable Asset Fund	34,033,710	31,154,459
Loans to participants	1,105,778	1,157,966

	154,409,582	238,393,377

Receivables:
Contributions:
Employer — profit sharing	1,873,590	1,938,158
Employee — contributions	226,497	179,334
Employer — match	171,002	137,970

Net assets available for benefits at fair value	156,680,671	240,648,838

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,628,370	414,092

Net assets available for benefits	$159,309,041	$241,062,930

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
December 31, 2008 and December 31, 2007

	2008	2007
Contributions:
Employer — matching	$2,041,003	$1,687,288
Employer — profit sharing	1,873,590	1,938,158
Employee — contributions	8,280,870	8,697,328

Total contributions	12,195,464	12,322,774

Investment income (loss):
Dividends	5,103,152	10,761,285
Interest	87,121	84,759
Net depreciation in fair value of investments	(82,123,020)	(14,998,260)

Total investment (loss)	(76,932,746)	(4,152,216)

Benefits paid:	17,016,606	16,656,621

Net deductions	(81,753,889)	(8,486,062)

Net assets available for benefits, beginning of year	241,062,930	249,548,992

Net assets available for benefits, end of year	$159,309,041	$241,062,930

The accompanying notes are an integral part of these financial statements.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan

The MGIC Investment Corporation Profit Sharing and Savings Plan (the “Plan”) was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a “cash or deferred arrangement” qualified under Section 401(k) of the Internal Revenue Code of 1986 (the “Code”), effective January, 1986, to eligible employees of MGIC Investment Corporation (the “Company”) employed on or after that date. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General and Eligibility. The Plan covers employees of the Company. Employees are eligible to participate in the savings components of the Plan on their first day of employment. Employees are eligible to participate in the Profit Sharing component of the Plan as of the January 1st or July 1st nearest to the date in which they have completed 12 consecutive months of employment.

Contributions. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), limited to the lesser of $15,500, and on an after-tax basis, limited by the $45,000 defined contribution limit from all plan contribution sources. Additionally, participants age 50 and older, may contribute catch up before-tax contributions ($5,000 for 2008) after first contributing the 40l(k) annual maximum. Participants may change their contributions at any time. A matching employer contribution is made on employees’ before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Employer profit sharing contributions are allocated to the individual participants’ accounts in the ratio of the individual participants’ compensation to the total of all participants’ compensation.

Participants are allowed an election to allocate contributions among a variety of options in increments of 1%. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the US Bank Stable Asset Fund.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following features are available to the Plan’s participants:
–	The plan account is updated daily, providing daily market valuation.

–	A toll-free, 24-hour hotline is available, in addition to a website, to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.

–	The hotline and website are available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The participant may request withdrawals from their account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations.
Vesting and Forfeitures. The portion representing employer contributions vests with the participant as follows:

Years of Vesting Service	Percentage of
at the Date of	Account Balance
Termination	Representing Vested Interest
1	0%
2	50%
3	75%
4 or more	100%
Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing contributions are allocated to remaining participants and forfeitures of employer matching contributions are applied as a reduction of future matching contributions payable by the employer.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans. Loans from the Plan are available to the Plan’s participants in the event of financial hardship or upon attainment of age 59 1/2 for personal reasons.

The minimum amount which may be borrowed is $1,000. Loans may not exceed the lesser of 50% of the total vested Account Balances or $50,000 (less the highest balance of loans outstanding during the prior twelve-month period), and are generally limited to one loan per calendar year. The loan is repaid through payroll deductions over a period of up to 5 years (up to 10 years for home purchase). The interest rate is prime rate plus 1% at the time the loan is issued and remains the same for the life of the loan. Upon approval of the loan, a loan processing fee is charged to the participant. At December 31, 2008, loans bore interest at rates ranging from 5.0% to 10.0% and were due at various dates through 2018.

2.	Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the US Bank Stable Asset Fund collective trust investment. As required by the FSP, the Statement of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following are the significant accounting policies followed by the Plan:

Method of Accounting. The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition. Mutual funds and Employer Stock are reported at fair market value based upon closing quotations on the last business day of the year. Common Collective Funds are valued at fair market value of the assets that make up the common collective funds.

Participant loans are valued at amortized cost, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Since the Plan’s investments are reported at fair value, the Statement of Changes in Net Assets Available to Benefits reflects both realized gains and losses and unrealized appreciation and depreciation of investments.

Plan Costs and Expenses. In 2008 and 2007, benefit disbursing expenses, trustee fees, investment management service fees and administrative costs of the Plan were voluntarily paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded in the period the Company makes payroll deductions from the Plan participants.

Benefits. Benefits are recorded when paid.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Fair Value Measurements. Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds: Valued based on various market and industry inputs.

Mutual funds: Valued at the net asset value (‘NAV’) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$113,931,700	$0	$0	$113,931,700
Common Collective Trusts	0	34,033,710	0	34,033,710
Employer Stock	5,338,394	0	0	5,338,394
Participant Loans	0	0	1,105,778	1,105,778

Total Assets at Fair Value	$119,270,094	$34,033,710	$1,105,778	$154,409,582

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:
Level 3 Assets
Year Ended December 31, 2008

Participant Loans
Balance, beginning of year	$1,157,966
Purchases, sales, issuances and settlements (net)	(52,188)

Balance, end of year	$1,105,788

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4. Investments
The Plan’s investments are held by Orchard Trust Company. The following table presents the fair value of those investments at December 31, 2008 and 2007:

	2008		2007
First American Bond Core Fund	$18,362,968	*	$21,439,303	*
First American Inflation Protected Fund	3,824,862		2,299,578
First American MidCap Growth Opp. Fund	9,689,790	*	21,264,841	*
First American Real Estate Sec. Fund	1,281,109		1,817,223
American Funds EuroPacific R5	10,358,641	*	19,690,599	*
FMI Common Stock Fund	2,129,064		3,075,806
Harbor Capital Appreciation Fund	3,063,910		4,254,825
Pioneer Fund Class Y	2,082,285		—
Pioneer Fund Class A	—		2,986,393
Vanguard Institutional Index Fund	28,173,307	*	49,866,400	*
Vanguard Mid Cap Index Fund — Admiral	3,379,068		6,158,607
Dodge & Cox Balanced Fund	17,169,610	*	32,080,861	*
UMB Scout International Fund	1,138,981		2,251,479
Vanguard Small Cap Value Fund — Admiral	4,246,267		7,246,477
Vanguard Small Cap Growth Fund — Admiral	4,548,400		8,709,653	*
Vanguard Windsor II Fund — Admiral	182,665		—
Goldman Sachs MidCap Value Fund	4,300,774		6,800,890

Mutual Fund Total	113,931,701		189,942,935

Employer Stock	5,338,394		16,138,017	*
US Bank Stable Asset Fund	34,033,710	*	31,154,459	*
Loans to participants	1,105,778		1,157,966

	$154,409,582		$238,393,377

*	Represents greater than 5 percent of investments.
The Plan’s investments (including investments bought and sold, as well as held during the year) depreciated in value by $82,123,020 and $14,998,260 during 2008 and 2007, as follows:

	2008	2007
Mutual funds invested in fixed maturities	$(4,811,879)	$(408,097)
Mutual funds invested in equities	(61,451,884)	2,218,733
Employer Stock	(17,241,641)	(18,145,206)
US Bank Stable Asset Fund	1,382,384	1,336,310

	$(82,123,020)	$(14,998,260)

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Company has received a favorable determination of tax exempt status for the Plan from the IRS in a letter dated May 22, 2002. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Party-In-Interest Transactions

All transactions involving Employer Stock, and loans to participants are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated or should the Company elect to discontinue contributions, participants become fully vested, and the plan assets would be converted to cash and distributed to participants in accordance with their account balance.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants’ account balances and the amounts reported in the statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

MGIC PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for profit sharing benefits per the financial statements	$159,309,041	$241,062,930

Adjustment from contract value to fair value on Form 5500	(2,628,370)	(414,092)

Net assets available for benefits per the Form 5500	$156,680,671	$240,648,839

The following is a reconciliation of net deductions per the Statement of Changes in Net Assets to the Form 5500:

	For the Year Ended	For the Year Ended
	2008	2007
Amounts per the Statement of Changes in Net Assets	($81,753,889)	($8,486,062)

Adjustment from contract value to fair value on Form 5500	(2,214,278)	715,840

Amounts per Form 5500	($83,968,168)	($7,770,221)

SCHEDULE H (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan
MGIC PROFIT SHARING AND SAVINGS PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MGIC INVESTMENT CORPORATION

D **Employer Identification Number**
39-1486475

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		**(a)** Beginning of Year	**(b)** End of Year
a Total noninterest-bearing cash	**a**	0	
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	**b(1)**	2076128	2044592
(2) Participant contributions	**b(2)**	179334	226497
(3) Other	**b(3)**	0	
c General investments:			
(1) Interest-bearing cash (include money market accounts & certificates of deposit)	**c(1)**		
(2) U.S. Government securities	**c(2)**		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	**c(3)(A)**		
(B) All other	**c(3)(B)**		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	**c(4)(A)**		
(B) Common	**c(4)(B)**		
(5) Partnership/joint venture interests	**c(5)**		
(6) Real estate (other than employer real property)	**c(6)**		
(7) Loans (other than to participants)	**c(7)**		
(8) Participant loans	**c(8)**	1157966	1105778
(9) Value of interest in common/collective trusts	**c(9)**	31154459	34033710
(10) Value of interest in pooled separate accounts	**c(10)**		
(11) Value of interest in master trust investment accounts	**c(11)**		
(12) Value of interest in 103-12 investment entities	**c(12)**		
(13) Value of interest in registered investment companies (e.g., mutual funds)	**c(13)**	189942935	113931700
(14) Value of funds held in insurance co. general account (unallocated contracts)	**c(14)**		
(15) Other	**c(15)**		

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v11.3 **Schedule H (Form 5500) 2008**

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Schedule H (Form 5500) 2008 Page 2

Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)	16138017	5338394
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	240648839	156680671
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	240648839	156680671

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	3914593	
(B) Participants	a(1)(B)	8280870	
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		12195463
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	87121	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		87121
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	5103152	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		5103152
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	-1919517	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		-1919517

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Schedule H (Form 5500) 2008 Page 3

Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)	-82417781	
	(C) Total unrealized appreciation of assets. Add lines **2b(5)(A)** and **(B)**	b(5)(C)		-82417781
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		-66951562
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	17016606	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines **2e(1)** through **(3)**	e(4)		17016606
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)		
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)		
	(5) Total administrative expenses. Add lines **2i(1)** through **(4)**	i(5)		0
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		17016606
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		-83968168
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-4008324

PRICEWATERHOUSECOOPERS, LLP

d The opinion of an independent qualified public accountant is **not attached** because:

(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

1 8 0 8 6 0 0 3 0 Q

Schedule H (Form 5500) 2008 Page 4 | Official Use Only Part IV | Transactions During Plan Year 4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 Es, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 lEs also do not complete 4j. During the plan year: Yes No Amount a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program.) ___a X b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant’s account balance. (Attach Schedule G (Form 5500) Part I if ‘Yes” is checked.).. _Jb X C Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if “Yes” is checked.) ___C X d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if “Yes” is checked.) d X e Was this plan covered by a fidelity bond? e X 20000000 f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty? ___f X g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? ___X
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? _h X i Did the plan have assets held for investment? (Attach schedule(s) of assets if “Yes” is checked, and see instructions for format requirements.) i X j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if “Yes” is checked and see instructions for format requirements.) _j X k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? | k | | X 5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year OYes X No Amount 5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions). 5b(1) Name of plan(s) 5b(2) EIN(s) 5b(3) PN(s)

MGIC PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	COLUMN B		COLUMN E
	IDENTITY OF ISSUE, BORROWER,	COLUMN C	CURRENT
COLUMN A	LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	VALUE
	First American Bond Core Fund	1,963,953.83 shares, fixed income fund	18,362,968
	First American Inflation Protected Sec Fund	422,636.68 shares, registered investment company	3,824,862
	First American Mid Cap Growth Opportunity Fund	412,858.57 shares, registered investment company	9,689,790
	First American Real Estate Sec Fund	111,887.21 shares, registered investment company	1,281,109
	American Funds EuroPacific Fund	370,613.27 shares, registered investment company	10,358,641
	Dodge & Cox Balanced Fund	334,951.42 shares, registered investment company	17,169,610
	FMI Common Stock Fund	133,735.17 shares, registered investment company	2,129,064
	Harbor Capital Appreciation Fund	131,498.29 shares, registered investment company	3,063,910
	Goldman Sachs MidCap Value Fund	193,728.56 shares, registered investment company	4,300,774
	Pioneer Fund Class Y	71,262.32 shares, registered investment company	2,082,285
	Vanguard Institutional Index Fund	341,329.13 shares, registered investment company	28,173,307
	Vanguard Mid Cap Index Fund	285,877.12 shares, registered investment company	3,379,068
	Vanguard Small Cap Growth Fund	381,897.59 shares, registered investment company	4,548,400
	Vanguard Small Cap Value Fund	415,485.99 shares, registered investment company	4,246,267
	Vanguard Windsor II Fund	5,385.16 shares, registered investment company	182,665
	UMB Scout International Fund	52,270.80 shares, registered investment company	1,138,981
*	Various Participants	Loans to participants, interest at 5.0% to 10.5%, due through 2018	1,105,778
*	Employer Stock	1,675,567.88 shares, Employer Stock	5,338,394
	US Bank Stable Asset Fund	937,224.45 shares, common collective investment fund	34,033,710

			$154,409,582

*	Party-in-interest investment.
Cost information in Column D is not applicable for participant directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Profit Sharing and Savings Plan
(Name of Plan)

June 29, 2009	Plan Administrative Committee, Acting as Plan Administrator

	By:	/s/ Kurt J. Thomas
Kurt J. Thomas

MGIC PROFIT SHARING AND SAVINGS PLAN AND TRUST
FORM 11-K ANNUAL REPORT

		Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Page

23	Consent of PricewaterhouseCoopers LLP	23